Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

February 11, 2014	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

Response Filed January 14, 2014

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated January 28, 2014 (the “Comment Letter”).  For your convenience, we have repeated each comment prior to the applicable response.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

1.              Please refer to your response to comment 2 of our December 13, 2013 letter and address the following:

•                  We note that it appears the cost of preferred equity in your weighted cost of capital calculation is lower than the cost of your traded debt. Please explain to us how you made that determination, including a discussion of the characteristics of each of these instruments and how those characteristics affected your determination.

Response:  As discussed in our prior response, we calculated the overall Company WACC using the following key assumptions: cost of debt, cost of common equity, cost of preferred equity, and capital structure. The selected capital structure is based on our own capital structure as of the impairment testing date.  We relied on observable market indications for our Company to support our key assumptions in the overall Company WACC, which we believe is consistent with how a market participant would view the overall risk of our Company. The cost of our preferred equity is less than the cost of our traded debt primarily due to the unique terms impacting the dividend rate on our preferred stock, as we explain further below.

Debt Facilities - Our debt cost is based on the weighted average coupon rate of our overall funding mix at each reporting period.  As presented in our Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 Form 10-K”), Note 11 - Notes Payables and Note 12 -  Junior Subordinated Debentures and Trust Preferred Securities, our funding facilities are a combination of variable and fixed rate debt.

Once our debt cost is calculated, we also use our trading yield of the 7.5% Senior Exchangeable Notes due 2025 (the “Senior Notes”), which was a convertible instrument, as a benchmark for additional market evidence.  The Senior Notes have traded above par since the quarter ended March 31, 2009.  The trading yield decreased over time as the probability related to the conversion option changed over time. The table below illustrates the trading yields, which are presented on a pre-tax basis.

Hilltop Holdings Senior Exchangeable Notes

Trading History

Date	Trading Price	Trading Yield
12/31/2010	105.00	7.14%
12/31/2011	105.75	7.09%
12/31/2012	118.00	6.36%
3/31/2013	117.48	6.38%
6/30/2013	126.65	5.92%
9/30/2013	138.07	5.43%

While we provided company-specific assumptions for our cost of debt, we also reviewed pre-tax yields on BAA-rated corporate debt as of the dates listed above.  BAA-rated debt is reflective of investment grade debt and is sometimes used as a starting point to develop a market-based cost of debt.  These yields were as follows:

Date	BAA Yield
12/31/2010	6.0%
12/31/2011	5.2%
12/31/2012	4.6%
3/31/2013	4.8%
6/30/2013	5.4%
9/30/2013	5.4%

All else equal, using the BAA corporate debt yield would only serve to decease our cost of debt and overall WACC, as the trading yields listed above were all higher than the BAA corporate debt yield.  In addition, given that we operate in a low beta industry (as observed by our selected beta), it is not uncommon for our cost of debt and cost of equity inputs in our WACC to be relatively in-line.  This will be further discussed in a later section.

Preferred equity - As discussed in our 2012 Form 10-K, Note 20 - Stockholders’ Equity, our preferred equity is equity we assumed as part of the merger with PlainsCapital Corporation on November 30, 2012 (the “Merger”).  As a result of the Merger, each of the outstanding shares of PlainsCapital Non-Cumulative Perpetual Preferred Stock, Series C, all the outstanding shares of which are held by the United States Department of the Treasury, were converted into shares of Hilltop Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”).

The terms of the Series B Preferred Stock provide for the payment of non-cumulative dividends on a quarterly basis.  The dividend rate, as a percentage of the liquidation amount, fluctuates while the Series B Preferred Stock is outstanding based upon changes in the level of “qualified small business lending” (“QSBL”) by PlainsCapital Bank from its average level of QSBL at each of the four quarter ends leading up to June 30, 2010 (the “Baseline”).  As our activities that qualify for this type of lending change, our dividend rate will change.  The nature of the QBSL is to encourage banks to lend to small business and, thus, it is not priced comparably with typical constant-rate non-cumulative preferred equity instruments.  The table below illustrates the dividend rates on the QSBL:

Qualified Small Business Lending

Dividend Rates

Date	Dividend Rate
12/31/2012	2.73%
3/31/2013	2.47%
6/30/2013	4.03%
9/30/2013	3.97%

•                  Noting that your cost of common equity and the cost of debt appear to be very close, please provide us market support for your cost of common equity and cost of debt.

Response:  The market support for debt is in the table above.  The market inputs of common equity are included in the table below.

Cost of Common Equity

Market Inputs

Risk-Free Rate:	3.00%	20 Year Government Bond
Beta:	0.76 - 0.79	5-yr historical beta per UBS
Market Risk Premium	6.00%	Internal valuaton models

Our market risk premium was based on internal analysis, looking at Ibbotson Associate Inc. data, as well as other empirical evidences analyzed by our management team. As previously mentioned, we operate in a low beta environment whereby rates of return on common equity and debt are relatively in-line.  As a result, market participants generally view the underlying risk of our business irregardless of our current capital structure.

•                  Regarding the risk premium associated with your insurance entity if evaluated on a stand-alone basis, please provide us market evidence for the spread between your current business and comparable business for other pure-play insurance companies with the same ratings as yours.

Response:  When considering the risk profile of the insurance reporting unit relative to the risk profile of the overall Company, we sought feedback from independent advisory firms with insurance industry experience to assess the risk factors specific to the insurance reporting unit that were not captured in the overall Company WACC.  Based on the insurance reporting unit’s AM Best “A” rating, excess surplus to written premium and debt structure, all of which impact future cash flows, we determined a risk premium of approximately 100 basis points to be appropriate.  This premium reflects the additional risk a market participant would consider when analyzing the risk profile of the insurance reporting unit (and its cash flows) on a stand-alone basis.  Market comparisons are included in the schedule below:

NLASCO

Homeowner Insurance Peer Cost of Equity

$000	Universal Insurance	HCI Group	United Insurance	Federated National
General
Ticker	UVE	HCI	UIHC	FNHC
Insurance Company Rating	A	A	A	A
Total Assets	972,344	468,354	447,915	259,020

Cost of Equity
Risk-free Rate	3.00%	3.00%	3.00%	3.00%
Market Risk Premium	6.00%	6.00%	6.00%	6.00%
2012 Beta	0.699	0.721	0.352	0.545
Cost of Equity	7.19%	7.33%	5.11%	6.27%

Notes:

Insurance ratings from either A.M. Best or Demotech

Betas from SNL Financial

As illustrated in our peer comparison above, the simple average cost of equity was 6.48% with a median of 6.73%.  The only difference between our cost of equity and the peer group was our beta.  The observed betas from the peer group further illustrates the point that we operate in a low beta environment whereby the average and median cost of equity for the peer group is in-line with the BAA corporate bond yields summarized in the previous section.

If any members of the Staff have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP:cp

cc:	John P. Nolan
Paul Cline
U.S. Securities and Exchange Commission